SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 28, 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 27, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: October 28, 2015

Eni sells 12.5% stake in Saipem to Fondo Strategico Italiano, undertakes to support Saipem capital increase and financial independence of Saipem, and agrees repayment of inter-company loans

San Donato Milanese (Milan), October 27, 2015 - Earlier today, October 27, 2015, Eni SpA ("Eni") executed a sale and purchase agreement (the "Sale and Purchase Agreement"), pursuant to which it will sell a stake in Saipem SpA ("Saipem" or the "Company") consisting of No. 55,176,364 ordinary shares, representing approximately 12.5% plus one share of the Company share capital (the "Transferred Stake") to Fondo Strategico Italiano SpA ("FSI"). At the same time, Eni and FSI have entered into a shareholders’ agreement (the "Shareholders’ Agreement") which will take effect on the date of transfer of the Transferred Stake and will define the term of engagement governing the relations between parties as shareholders of Saipem (the transaction considered as a whole, the "Transaction").

Furthermore, following a review of the proposed increase in share capital, Eni received approval of the capital increase by the Board of Directors of Saipem (the "Capital Increase"), reaffirmed its full support to the Company business plan and committed to subscribing pro-rata to the new share issue, as described hereinafter.

Finally, earlier today, Eni acknowledged the interest and intention of Saipem to achieve financial independence and entered into an agreement with Saipem aimed at stipulating, among other things, the full repayment of the debt of Saipem Group’s vis-à-vis the Eni Group (the "Acknowledgment Agreement").

Eni’s CEO, Claudio Descalzi, said: "The transaction announced today marks a significant step in Eni’s transformation strategy. It enables us to focus on our core activities and to enhance our financial flexibility. The additional financial resources will be used to develop the very significant oil and gas reserves we have discovered over the past few years and to strengthen our balance sheet in line with our targets. By subscribing in full to the rights issue, we also reaffirm our belief in Saipem’s strategy potential; this transaction represents a significant step for the company that will provide it with the optimum conditions to successfully execute its new strategic plan".

Purposes of the Transaction
Consistently with what had been announced on July 31, 2014, the Transaction will allow Eni to achieve the following important targets:
1) more focus on its upstream core business, by making available of additional financial sources to be reinvested in the development of the considerable mineral resources recently discovered;
2) strengthening of its capital structure;
3) support to Saipem in its process of capital strengthening and achievement of financial independence.

Following the loss of exclusive control over Saipem, the remaining stake held by Eni in the Company will be deconsolidated from the date on which the sale of the Transferred Stake will be executed and will be registered in Eni’s financial statements according to the equity method.

Subject to the performance of the Sale and Purchase Agreement ("closing"), Eni expects to collect approximately euro 6.5 billion in total, such amount resulting from the full repayment of net credits vis-à-vis the Saipem Group (estimated to account for approximately euro 6.1 billion)1 and from the sale of the Transferred Stake (estimated to account for approximately euro 0.4 billion)2. Considering the assumed disbursement for the subscription pro-rata of the Capital Increase, it is estimated that the net proceeds for Eni will be approximately euro 5.4 billion, while the reduction of net debt will be approximately euro 5.1 billion2.

Sale of the Stake
Pursuant to the Sale and Purchase Agreement FSI will pay a price per Saipem share equal to the arithmetic average of official prices of Saipem ordinary shares recorded in proximity of the execution date of the relevant agreements. This price, whose final amount will be disclosed to the market, will not, in any case, exceed the maximum and minimum values respectively equal to euro 8.8300 per share ("maximum price") and to euro 7.4000 per share ("minimum price").

The closing of the Transactions will take place immediately before the commencement of the rights offering within the Capital Increase, subject to the occurrence, by April 30, 2016, of certain conditions precedent, including inter alia: (i) an opinion by Consob, under Article 106, paragraph 6, of the Legislative Decree No. 58/1998 (the "Consolidated Financial Act"), as a result of which the scope of the exemption from the obligation to carry out a tender offer, related to inter-company transactions, will be considered applicable to the Transaction, (ii) the positive outcome of the relevant antitrust proceedings in connection with the Transaction, (iii) the maintenance above certain levels of the rating issued by Standard & Poor’s and Moody’s in favor of Saipem, (iv) the subscription of underwriting agreements in respect of the Capital Increase of Saipem, (v) the execution by Saipem of the agreements to refinance its outstanding debt, and (vi) the non-occurrence of a significant adverse event, including events or circumstances such as to provoke significant adverse changes in the financial and asset situation of Saipem or its group as a whole or, otherwise, to adversely affect the value of the shares or the good outcome of the transaction as a whole. There are also

_____________________

(1) Reference values as at September 30, 2015.
(2) Based on provisional values of the official price of the shares.

provided, as conditions precedent to the closing, the resignation of a director designated by Eni and the co-optation of a director designated by FSI. FSI and Eni express full confidence in the top management of Saipem (President and CEO).

Lastly, the Sale and Purchase Agreement will be terminated in the event that the Capital Increase is not settled by May 31, 2016 and if the outstanding debt of Saipem Group to the Eni Group is not repaid in full by June 30, 2016.

Shareholders’ Agreement
Each of Eni and FSI will contribute to the Shareholders’ Agreement, for its entire duration, an equal number of Saipem shares, which will not exceed 12.5% plus one share of the Company’s ordinary share capital (therefore up to a total amount slightly above 25% of Saipem ordinary share capital). The Shareholders’ Agreement will enter into force on the closing date of the Sale and Purchase Agreement, for a period of three years, with automatic renewal for a further period of three years, unless terminated by notice.

The Shareholders’ Agreement, the key elements of which will be disclosed under the terms of Article 122 of Consolidated Financial Act, provides, inter alia: (a) for the future renewal of corporate bodies, the submission by Eni and FSI of a single list for the appointment of the Board of Directors (where the President and the CEO will be designated jointly by the parties) and the panel of statutory auditors of Saipem and the relevant vote commitments; (b) mutual commitments to stand-still and lock-up commitment on all the shares contributed to the Shareholders’ Agreement, and certain other restriction regarding the transfer of shares not contributed to the Shareholders’ Agreement; (c) obligations to engage in consultation before exercising voting rights and, to the extent permitted by law, voting commitments (also regarding Saipem shares not contributed to the Shareholders’ Agreement) in relation to all resolutions submitted to the shareholders meetings of Saipem and certain resolutions of Saipem’s Board of Directors that are conventionally considered relevant.

In respect of the current composition of the Board of Directors, FSI has acknowledged and confirmed Paolo Andrea Pio Colombo as Chairman and Stefano Cao as Chief Executive Officer of Saipem.

Commitment to subscribe the Capital Increase of Saipem
Eni, acknowledging the capital increase resolved today by the Board of Directors of Saipem (the "Capital Increase"), has committed itself towards Saipem to pro-rata subscription of the newly issued shares, to an extent corresponding to the shareholding and the connected option rights.

Moreover, it is established that the commitment of Eni shall cease to have effect in the event of: (i) failure to sign, by the commencement of the offering of Saipem newly issued shares, the contractual documentation with the lending banks to refinance in cash Saipem Group’s debt towards Eni Group; and (ii) failure, for any reason, to keep the guarantee commitments taken by the guarantee syndicate in connection with the Capital Increase.

At the same time, FSI has taken the same commitment towards Saipem, subject to the transfer of the Transferred Stake, to subscribe Saipem newly issued shares, to an extent corresponding to the Transferred Stake and option rights connected thereto.

Related parties transaction
Eni and FSI are companies subject to the common indirect control of the Ministry of Economy and Finance.

Therefore the Transaction is a transaction between Eni and one of its related parties, deemed "more relevant" for the purpose of the Consob Regulation No. 17721/2010, as amended ("Related Parties Regulation") and of the related parties procedure adopted by Eni ("Related Parties Procedure"). The transfer of the Transferred Stake to FSI also represents a significant transfer transaction within the meaning of Article 71 of the Consob Regulation No. 11791/1999 ("Issuers’ Regulation").

The Transaction has been approved by the Board of Directors of Eni, with prior involvement of the Control and Risk Committee, which, availing itself of the support of an independent expert, has issued its precautionary and motivated, positive and unanimous opinion regarding the company's interest in carrying out the Transaction and the terms and conditions of the Transaction are advantageous and substantially fair.

Under the terms of the law and of the regulations, in accordance with its internal rules, Eni will therefore publish the information documentation under Article 5, paragraph 1 of the Related Parties Regulation and above-mentioned Article 71 of the Issuers’ Regulation.

It is further noted that Eni and Saipem are, again, Related Parties due to control exercised by Eni over the Company. Notwithstanding the above, particularly with regard to the Acknowledgment Agreement, Eni has availed itself of the exclusion set by Article 14, paragraph 2 of the Related Parties Procedure and by Article 9, lett. (h), of the Related Parties Procedure, concerning transactions with subsidiary companies.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

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Web site: www.eni.com